June 29, 2018

Zeshu Dai
Chief Executive Officer
China Xiangtai Food Co., Ltd.
c/o Chongqing Penglin Food Co., Ltd.
Xinganxian Plaza
Building B, Suite 21-1
Lianglukou, Yuzhong District 400800
Chongqing, People's Republic of China

       Re: China Xiangtai Food Co., Ltd.
           Amendment No. 1 to
           Draft Registration Statement on Form F-1
           Submitted June 14, 2018
           CIK No. 0001735556

Dear Ms. Dai:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Form F-1 DRS submitted June 14, 2018

Cover Page

1. We note your response to our prior comment 3. Please revise your disclosure to clarify that you will return funds to investors within one business day to be consistent with your disclosure on page 109.
 Zeshu Dai
China Xiangtai Food Co., Ltd.
June 29, 2018
Page 2
Management's Discussion and Analysis
Key Factors that Affect Operating Results, page 45

2. We note your response to our prior comment 12 and reissue in part. In addition to the two grocery stores you are planning to acquire, you disclose on page 46 that after the initial public offering you are considering opening or acquiring your own specialty, or grocery store to sell your meat products. Please discuss the material steps and costs involved with such endeavors.
Business
Corporate History and Structure, page 67

3. We note your response to our prior comment 19 and reissue. Please briefly disclose in this section the reason for conducting your operations through contractual arrangements rather than direct ownership of CQ Penglin.
Related Party Transactions, page 89

4. Please include the disclosure required by Item 7.B of Form 20-F regarding the acquisition of two grocery stores from your CEO and her spouse in this section. Principal Shareholders, page 90

5. We note the revised disclosure on page 83 that you now have five additional directors.
         Please update your beneficial ownership table on page 91 accordingly. You may contact Amy Geddes at 202-551-3304 or Andrew Mew at 202-551-3377
if you
have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Justin Dobbie, Legal Branch Chief, at 202-551-3469
with any other questions.

FirstName LastNameZeshu Dai
Comapany NameChina Xiangtai Food Co., Ltd.
                                                              Division of
Corporation Finance
June 29, 2018 Page 2                                          Office of
Transportation and Leisure
FirstName LastName